Exhibit (a)(11)


This press release is neither an offer to sell nor a solicitation of an offer to buy any securities. Any such offering shall only be made by means of a registered prospectus.

FOR IMMEDIATE RELEASE

       CANADIAN NATIONAL COMPLETES TENDER OFFER FOR ILLINOIS CENTRAL

MONTREAL - March 16, 1998 - Canadian National Railway Company ("CN") (NYSE:
CNI, TSE/ME: CNR) announced today that it has completed its cash tender offer for 46,051,761 shares of Illinois Central Corporation ("IC") (NYSE: IC) common stock, representing approximately 75 percent of the outstanding IC common stock, at a price of US$39.00 per IC share.

As of the expiration of the tender offer, approximately 46,950,000 shares of IC's common stock had been tendered, including approximately 11,560,000 shares tendered by guaranteed delivery. Since more than 46,051,761 shares were tendered and not withdrawn prior to the expiration date, CN has accepted for payment and will pay for only 46,051,761 shares on a pro rata basis. Because of the difficulty of determining the precise number of IC shares properly tendered and not withdrawn, CN does not expect that it will be able to announce the final results of such proration or pay for any IC shares until at least seven New York Stock Exchange trading days from completion of the tender offer. On a preliminary basis, the proration factor will be approximately 98%.

CN and IC will now proceed to consummate a second-step merger in which the remaining 25 percent of the IC shares will be exchanged for CN shares with a value equal to the same cash price paid in the tender offer, subject to certain collar arrangements. IC has approximately 61.4 million shares outstanding, giving the transaction a total equity value of approximately US$2.4 billion.

CN President and Chief Executive Officer, Paul M. Tellier, stated: "We are very enthusiastic about the combination of CN and IC. With the successful completion of our tender offer, we are another step closer to realizing the substantial benefits that this combination will bring to shareholders, customers and employees."

The shares acquired by CN pursuant to the tender offer, as well as those to be acquired in the second step merger, will be placed in a voting trust pending approval of the transaction by the United States Surface Transportation Board. This approval is expected in the first half of 1999.

Goldman, Sachs & Co. and Schroder & Co. Inc. acted as Deal Managers for the offer and MacKenzie Partners, Inc. acted as Information Agent.

                                   # # #

Investors              Media               Abernathy MacGregor Frank
Robert Noorigian       Mark Hallman        Joele Frank / Patricia Sturms
(514) 399-0052         (416) 217-6390      (212) 371-5999